

Mail Stop 3720

March 5, 2007

Mr. Perry Law
Chief Financial Officer
Smart-Tek Solutions, Inc.
433 Towne Center Suite 316
Corte Medera, California 94925

>   **Re: Smart-Tek Solutions, Inc.**
>   **Form 10-KSB for Fiscal Year Ended June 30, 2006**
>   **Filed October 13, 2006**
>
>   **Forms 10-QSB for Fiscal Quarters Ended December 31, 2006**
>   **File No. 0-29895**

Dear Mr. Law:

    We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Period Ended June 30, 2006

Item 6. Management's Discussion and Analysis or Plan of Operation, page 11

Critical Accounting Policies, page 12

1.   We note that your critical accounting policies disclosure is an exact replica of
        your summary of significant accounting policies disclosed on pages 29-35.
        Please refer to the staff guidance contained SEC Release 33-8040 (December 12,
        2001) and SEC Release 33-8350 (December 29, 2003). As our guidance makes
        clear, we believe it is appropriate to alert companies to the need for greater
        investor awareness of the sensitivity of financial statements to the methods,
        assumptions, and estimates underlying their preparation. This section should
        contain full explanations, in plain English, of your critical accounting policies and
        estimates, the judgments and uncertainties affecting the application of those
        policies, and the likelihood that materially different amounts would be reported
        under different conditions or using different assumptions.

Goodwill and intangible assets, page 13

2.   With regard to your goodwill accounting policy, please:

        • Tell us and disclose in detail how you tested goodwill for impairment,
          including the assumptions used and the reporting units used to perform your
          test.
        • Provide a detailed analysis of your goodwill assumptions for specific
          sensitivity to change, based on other outcomes that are reasonably likely to
          occur and would have a material effect on financial condition or operating
          performance and provide quantitative as well as qualitative disclosure. You
          should address factors such as how you arrived at your estimates, how accurate
          your estimates/assumptions have been in the past, how much the
          estimates/assumption have changed in the past, and whether the
          estimates/assumptions are reasonably likely to change in the future.

        For additional guidance, refer the Commission's Interpretive Release on
        Management's Discussion and Analysis of Financial Condition and Results of
        Operation which is located on our website at: http://www.sec.gov/rules/interp/33-
        8350.htm. Please provide us with your proposed disclosure.

Results of Operations, page 15

3.   Please expand your results of operations to discuss in more detail key
        performance measures, known material trends and uncertainties. For additional
        guidance, refer the Commission's Interpretive Release on Management's
        Discussion and Analysis of Financial Condition and Results of Operation which
        is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.
        Please provide us with your proposed disclosure.

Liquidity and Capital Resources, page 16

4.   With regard to your liquidity section, please enhance your analysis and
        explanation of the sources and uses of cash and material changes in particular
        items underlying the major captions reported in your financial statements, rather
        than reciting the items in the cash flow statements. For additional guidance, refer
        the Commission's Interpretive Release on Management's Discussion and
        Analysis of Financial Condition and Results of Operation which is located on our
        website at: http://www.sec.gov/rules/interp/33-8350.htm. Please provide us with
        your proposed disclosure.

5.   Please include all your of your debt and loan obligations in your table of
        contractual obligations.

9. Common Stock, page 39

2005 Stock Incentive Plan, page 40
6.   With regard to your stock options, please provide all the disclosure as required by
        paragraph 64-65, A240 and A241 of SFAS 123R. Also, we note in the last
        paragraph of page 33 that you have option awards prior to adoption of SFAS
        123R, please include those options in your disclosure.

Form 10-QSB for the Fiscal Quarter ended September 30, 2006

7.   We note your statement on page 18 of the Form 10-QSB for the Fiscal Quarter
        ended September 30, 2006 that you have marketed over the past year, a
        monitoring system that has been focused on helping with the containment and
        monitoring of the deadly H5NI virus. Since this type of business is different from
        your security business, tell us how you considered SFAS 131 with regard to
        segment disclosure.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director